Curaleaf Holdings, Inc. Investor Relations

Curaleaf Announces Results of its 2026 Shareholders Meeting

STAMFORD, Conn., June 22, 2026 /PRNewswire/ -- The annual general and special meeting of shareholders of Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, was held today via live webcast online (the "Meeting").

The total number of votes cast by the shareholders in person or represented by proxy at the Meeting was 1,712,387,752 votes (with each subordinate voting share of the Company ("Subordinate Voting Share") entitling the holder thereof to one (1) vote, and each multiple voting share of the Company ("Multiple Voting Share") entitling the holder thereof to fifteen (15) votes).

At the Meeting, among other things, the requisite shareholder approvals were obtained by the Company in respect of the following items:

- The proposed amendment (the "Proposed Amendment") to the articles of the Company having the effect of amending the share capital of the Company to remove the automatic conversion feature of the Multiple Voting Shares following the listing of the Subordinate Voting Shares on the Nasdaq Stock Market, New York Stock Exchange or another exchange or other marketplace approved by the board of directors of the Company. The Company expects to file a notice of alteration with the British Columbia Registrar of Companies declaring that the articles of the Company have been amended in accordance with the Proposed Amendment on or about June 23, 2026, the first business day following the Meeting and the date on which the Proposed Amendment will become effective.

- The implementation of a proposed exchange program whereby up to 10,070,478 of the Company's currently outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding US$5.00 will be exchanged for restricted share units of the Company issued under the Company's 2018 Stock and Incentive Plan, as amended from time to time (the "Option Exchange Program"). The Company expects to implement the Option Exchange Program on or about June 30, 2026.

- The proposed plan of arrangement (the "Arrangement") under Section 288 of the*Business Corporations Act* (British Columbia) involving, among other things, the continuation of the Company out of British Columbia, Canada to the State of Delaware in the United States. The Company intends to apply to the Court for a final order approving the Arrangement and declaring that the Arrangement is procedurally and substantively fair and reasonable to the shareholders of the Company (the "Final Order Hearing"). The Final Order Hearing is scheduled for June 25, 2026, at 9:45 a.m. (Vancouver Time) at the Supreme Court of British Columbia, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct.

At the Meeting, the Proposed Amendment was approved by (i) 97.01% of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class, (ii) 83.07% of the votes cast by the holders of Subordinate Voting Shares, voting together as a class, (iii) 100% of the votes cast by the holders of Multiple Voting Shares, voting together as a class, and (iv) 79.66% of the votes cast by holders of Subordinate Voting Shares, excluding the shares held directly or indirectly by Mr. Jordan and any other Shares required to be excluded pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*. The Arrangement was approved by 99.93% of the votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class.

In addition, at the Meeting, all seven (7) nominees listed in the Circular were elected as directors of the Company. The detailed results for the election of the directors are as follows:

	Percentage of Votes	
Name of Director	**For (%)**	**Withheld (%)**
Michelle Bodner	**99.925 %**	**0.075 %**
Faith Charles	**99.909 %**	**0.091 %**
Torsten Greif	**99.745 %**	**0.255 %**
Karl Johansson	**97.156 %**	**2.844 %**
Boris Jordan	**97.360 %**	**2.640 %**
Joseph Lusardi	**99.744 %**	**0.256 %**
Shasheen Shah	**99.778 %**	**0.222 %**

Additional details on each of the matters voted upon at the Meeting are available in the Company's management information circular dated May 7, 2026 (the "Circular"), as supplemented by the supplement to the Circular dated June 15, 2026, both of which can be found under the Company's profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (https://www.sec.gov/edgar). The formal report on voting results with respect to all matters voted upon during the Meeting was filed with the applicable securities regulatory authorities and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information, including statements about the expected effective date for the Proposed Amendment, the implementation of the Option Exchange Program and statements about the Arrangement, including the Final Order Hearing. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact MATTIO Communications MattioCuraleaf@mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-06-22-Curaleaf-Announces-Results-of-its-2026-Shareholders-Meeting